Exhibit 99.35

May 5, 2025

Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, New York  10019
Attn:  William A. Ackman

Re:	Standstill Agreement

Ladies and Gentlemen:

Reference is made to that certain letter agreement by and between Howard Hughes Holdings Inc. and Pershing Square Capital Management, L.P., dated March 2, 2025 (as amended, the “Standstill Agreement”).  The parties to the Standstill Agreement hereby agree to terminate the Standstill Agreement as of the date hereof.

If you agree with the terms of this letter agreement, please sign below and return this letter with your signature to Howard Hughes Holdings Inc.

Very truly yours,

Howard Hughes Holdings Inc.

By:	/s/ David O’ Reilly
Name: David O’Reilly
Title: Chief Executive Officer

The foregoing is agreed to and accepted:

Pershing Square Capital Management, L.P.

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Chief Executive Officer

[Signature Page to Standstill Termination]